1100 CommScope Place, SE
P.O. Box 339
Hickory, North Carolina 28603-0339
Tel 800 982 1708 828 324 2200
Fax 828 431.2520
www.commscope.com

VIA EDGAR

April 7, 2006

Ms. Melissa Hauber

Senior Staff Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	CommScope, Inc.
Form 10-K for Fiscal Year Ended December 31, 2005
Filed March 1, 2006
File No. 1-12929

Dear Ms. Hauber:

It was a pleasure talking with you today.  As requested, we are writing to confirm our discussion of the Staff of the Securities and Exchange Commission (“SEC”) granting CommScope, Inc. an extension of time until Friday April 28, 2006, to respond to the SEC’s letter dated March 30, 2006.

Please contact us if you have any questions in this regard.

Thank you.

Sincerely,

/s/ Frank B. Wyatt, II

Frank B. Wyatt, II
General Counsel

FBWII/kat

cc: Jearld L. Leonhardt